                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER, 2002


                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)


                          RAMAT GAVRIEL INDUSTRIAL ZONE
                                  P.O. BOX 544
                               MIGDAL HAEMEK 23150
                                     ISRAEL
                    (Address of Principal Corporate Offices)




Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.      Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of
1934.     Yes [ ] No [X]

         Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Press Release, announcing financial results for the third quarter of 2002.

         Attached hereto as Exhibit 99.2 and incorporated by reference herein is the Registrant's Press Release, announcing the Registrant's receipt of a NASDAQ Staff Determination Letter notifying the Registrant of NASDAQ's intent to delist the Registrant's ordinary shares from The NASDAQ National Market.

         Attached hereto as Exhibit 99.3 and incorporated by reference herein is the Registrant's Press Release, announcing the Registrant's request for a written hearing before the NASDAQ Listing Qualifications Panel regarding NASDAQ's intent to delist the Registrant's ordinary shares from The NASDAQ National Market.

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CAMTEK LTD.
                                 -----------
                                 (Registrant)


                                 By:  /s/ RAFI AMIT
                                    --------------------------------------------
                                     Rafi Amit,
                                     CHIEF EXECUTIVE OFFICER





Dated:  November 18, 2002